QuickLinks -- Click here to rapidly navigate through this document

Exhibit (b)(2)

DEUTSCHE BANK AG CAYMAN ISLAND BRANCH 60 Wall Street New York, NY 10005	BEAR STEARNS CORPORATE LENDING INC. 383 Madison Avenue New York, NY 10179	JPMORGAN CHASE BANK, N.A. 270 Park Avenue New York, NY 10017

January 17, 2007

Building Materials Corporation of America,
BMCA Acquisition Inc. and
BMCA Acquisition Sub Inc.
1361 Alps Road
Wayne, New Jersey 07470

Attention: John Maitner

Re: Bridge Commitment Letter

Ladies and Gentlemen:

        We understand that BMCA Acquisition Sub Inc. (the "Purchaser"), a direct wholly-owned subsidiary of BMCA Acquisition Inc. and an indirect wholly-owned subsidiary of Building Materials Corporation of America ("BMCA") intends to offer to acquire through a tender offer (the "Tender Offer") for up to $42 in cash per share all of the outstanding shares (and associated Series A Participating Preference Stock Rights) of the common stock, $1.00 par value (the "Company Stock"), of ElkCorp, a Delaware corporation ("Elk"), but in any event not less than sufficient shares of Company Stock to enable the Purchaser—voting without any other shareholders of Elk, (other than Heyman Investment Associates Limited Partnership ("HIA") which has agreed to sell to you at its cost its shares of Elk) to approve a merger of the Purchaser with Elk, and that as soon a practicable after the closing of the Tender Offer (the "Closing Date"), the Purchaser will consummate a merger with Elk (the "Merger" and, together with the Tender Offer, the "Acquisition"). We further understand that the funding requirements for the Acquisition (including related fees and expenses) and the refinancing and/or redemption (the "Refinancing") of certain of the outstanding indebtedness of BMCA and Elk, together with ongoing working capital needs, will be met from the proceeds of (i) a term loan facility (the "Term Loan Facility") of up to $950 million to be drawn in two tranches, the first on the Closing Date and the second on the closing of the Merger, (ii) a revolving credit facility (the "Revolving Credit Facility" and, together with the Term Loan Facility, the "Bank Financing") of up to $600 million (of which up to $150 million (plus seasonal working capital requirement) or such greater amount as may be mutually agreed will be drawn on the Closing Date), and (iii) either the Bridge Loan (as defined below) or the issuance and sale of the Debt Securities (as defined below). The Acquisition, the Refinancing, the Bank Financing, the Bridge Loan and the issuance and sale of the Debt Securities are herein collectively referred to as the "Transaction".1

1
We also understand that, in accordance with the terms of the Bank Financing, you may elect, at or price to the Merger, to increase the Revolving Credit Facility by up to $100 million provided that the Term Loan Facility is reduced by an equal amount.

        In connection with the Transaction, you have engaged one or more investment banks satisfactory to the Lenders (the "Take Out Banks") to sell or place senior secured debt securities (the "Debt Securities").

        You have requested that Deutsche Bank AG Cayman Islands Branch ("DB Cayman"), Bear Stearns Corporate Lending Inc. ("BSCL") and JPMorgan Chase Bank, N.A. ("JPMCB" and together with DB Cayman and BSCL, collectively, the "Lenders") commit to provide funds in the aggregate amount of up to $325 million in the form of a senior secured bridge loan to be made available as described in Section 1 hereof (the "Bridge Loan").

        Bridge Loan. Subject to the terms and conditions hereof and in the Summary Term Sheet attached hereto as Exhibit A (the "Term Sheet" and together with this letter, collectively, the "Bridge Commitment Letter"), (a) DB Cayman is pleased to confirm its several and not joint commitment to provide 50% of the Bridge Loan on the Closing Date, (b) BSCL is pleased to confirm its several and not joint commitment to provide 35% of the Bridge Loan on the Closing Date and (c) JPMCB is pleased to confirm its several and not joint commitment to provide 15% of the Bridge Loan on the Closing Date. The proceeds of the Bridge Loan shall be used solely to finance the Tender Offer, the Refinancing and to pay fees and expenses incurred in connection therewith. The principal terms of the Bridge Loan are summarized in the Term Sheet.

        DB Cayman and BSCL are pleased to confirm that they, or one of their respective affiliates, will act as a Joint Lead Arrangers and Joint Book Running Managers for the Bridge Loan. JPMCB is pleased to confirm that it, or one of its affiliates, will act as a Joint Book Running Manager for the Bridge Loan. It being understood and agreed that the DB Cayman name or its affiliate's name shall appear to the left of BSCL or its affiliates and that the BSCL name or its affiliates name shall appear immediately above or immediately to the left of JPMCB on the offering documents.

        Unless the Lenders' commitments hereunder shall have been terminated pursuant to Section 7, the Lenders shall have the exclusive right to provide the Bridge Loan or other bridge or interim financing required in connection with the Transaction.

        You represent, warrant and covenant that (i) no written information, other than business and financial projections, budgets, pro forma data and forecasts, that has been or is hereafter furnished by you or on your behalf to the Lenders connection with Transaction and (ii) no other information given to the Lenders and supplied or approved by you or on your behalf (such written information and other information being referred to herein collectively as the "Information") taken as a whole contained (or, in the case of Information furnished after the date hereof, will contain), as of the time it was (or hereafter is) furnished, any material misstatement of fact or omitted (or will omit) as of such time to state any material fact necessary to make the statements therein taken as a whole not misleading, in the light of the circumstances under which they were (or hereafter are) made; provided that, with respect to Elk and its subsidiaries, the foregoing representation is limited to your best knowledge. With respect to business and financial projections, budgets, pro forma data and forecasts, if any (collectively, the "Projections"), that have been or will be prepared by you or on your behalf and has been or is hereafter furnished by you or on your behalf to the Lenders in connection with Transaction, no representation, warranty or covenant is made other than that the Projections have been (and, in the case of Projections furnished after the date hereof, will be) prepared in good faith based on assumptions believed to be reasonable at the time of preparation thereof (it being understood that such Projections are subject to significant uncertainties and contingencies, many of which are beyond the Company's control, and that no assurance can be given that the Projections will be realized). You agree to supplement the Information and the Projections from time to time until the date of the initial borrowing under the Senior Secured Financing, as appropriate, so that the representations and warranties in the preceding sentence remain correct. In arranging and syndicating the Bridge Loans, the Lenders will be using and relying on the Information and the Projections.

2

        Financing Documentation. The making of the Bridge Loan will be governed by definitive loan or note purchase and related agreements and other relevant documentation (collectively, the "Financing Documentation") in form and substance reasonably satisfactory to the Lenders and to you. The Financing Documentation shall be prepared by Shearman & Sterling LLP, special counsel to the Lenders and shall contain such covenants, terms and conditions consistent with this Bridge Commitment Letter.

        Conditions. The obligation of each Lender under Section 1 of this Bridge Commitment Letter to provide its portion of the Bridge Loan is subject to fulfillment of the conditions set forth in the commitment letter (including the term sheets attached thereto) relating to the Bank Financing of even date herewith for which Deutsche Bank Securities Inc. ("DBSI"), Bear, Stearns & Co. Inc. ("Bear Stearns") and J.P. Morgan Securities Inc. ("JPMorgan") and/or their respective designated affiliates are acting as a lead arranger (provided that the Lenders shall (separately from the agent(s) in respect of the Bank Financing) have the right to confirm compliance with, and/or to waive compliance with, all such conditions precedent) and the following additional conditions:

          Financing Documentation. BMCA, the Purchaser and BMCA Acquisition Inc. and the Lenders shall have entered into the Financing Documentation relating to the Bridge Loan and the transactions contemplated thereby incorporating the terms and conditions outlined in this Bridge Commitment Letter.

          Bank Financing. BMCA, the Purchaser and BMCA Acquisition Inc. shall have obtained the Bank Financing (collectively with all documents and instruments related thereto or delivered in connection therewith, the "Bank Documents"). The Bank Documents shall be in full force and effect and the parties thereto shall be in compliance with all material agreements thereunder.

          Take Out Banks. You shall have engaged the Take Out Banks to publicly offer or privately place the Debt Securities, the proceeds of which will be used to fund either the Tender Offer and the Refinancing or to prepay in whole or in part the Bridge Loan. You shall have prepared offering memoranda relating to the issuance of the Debt Securities (which offering memoranda shall contain audited, unaudited and pro forma financial statements meeting the requirements (except with respect to Rule 3-10) of Regulation S X under the Securities Act of 1933, as amended, of you and Elk (provided that with respect to Elk and its subsidiaries, such pro forma information shall be based on the publicly available information of Elk and its subsidiaries), as applicable, for the periods required of a registrant on Form S 1) and the Take Out Banks shall have been afforded the opportunity to market such Debt Securities pursuant to such offering memoranda. You shall have used your commercial reasonable efforts to assist the Take Out Banks in marketing the Debt Securities, including, without limitation, having prepared the offering memorandum relating thereto, having made your senior management and other appropriate representatives available (at mutually agreeable times) to participate in meetings with prospective investors and having provided such information and assistance as the Take Out Banks shall have reasonably requested during the course of such marketing process.

        Indemnification and Contribution. You agree to indemnify each Lender, each entity to which such Lender syndicates or assigns any portion of its commitment hereunder pursuant to Section 8 hereof and each of their respective affiliates and their respective officers, directors, employees, agents, representatives and control persons to the extent set forth in Annex I hereto, which annex is incorporated by reference herein and constitutes a part hereof.

        Expenses. In addition to any fees that may be payable to the Lenders hereunder and regardless of whether any of the transactions contemplated by this Bridge Commitment Letter are consummated, if this Bridge Commitment Letter is terminated, the Bridge Loan is made available or the Financing Documentation is executed and delivered, you hereby agree to reimburse the Lenders for all reasonable fees and disbursements of legal counsel, including but not limited to the reasonable fees and disbursements of Shearman & Sterling LLP, the Lenders' special counsel, and all of the Lenders' travel

3

and other reasonable out of pocket expenses incurred in connection with the Transaction or otherwise arising out of the Lenders' commitments hereunder.

        Termination. Each Lender's commitment hereunder to provide the Bridge Loan shall terminate, unless expressly agreed to by such Lender in its sole discretion to be extended to another date, on the earlier of (A) June 30, 2007 if no portion of the Bridge Loan has been funded (other than as a result of failure of such Lender to fulfill their respective obligations hereunder), and (B) the date on which BMCA shall have informed such Lender that it has decided not to proceed with the Transaction. No such termination of such commitment shall affect your obligations under Sections 5 and 6 hereof or this Section 7, which shall survive any such termination.

        Assignment; Syndication. This Bridge Commitment Letter shall not be assignable by any party hereto without the prior written consent of the other parties (other than, in the case of either Lender, to an affiliate of such Lender, it being understood that any such affiliate shall be subject to the restrictions set forth in this Section 8); provided, however, that the Lenders shall have the right, in their sole discretion, to syndicate the Bridge Loan and their respective commitments with respect thereto among banks or other financial institutions pursuant to the Financing Documentation or otherwise and to sell, transfer or assign all or any portion of, or interests or participations in, the Bridge Loan and their respective commitments with respect thereto and any notes issued in connection therewith. You agree to use your commercially reasonable efforts, whether prior to or after the Closing Date, to assist the Lenders in syndicating the Bridge Loan or their commitments with respect thereto, including, without limitation, in connection with (x) the preparation of an information package regarding the Transaction, including the Information and the Projections described in Section 1 hereof, and (y) meetings and other communications with prospective lenders, including making your senior management and other appropriate representatives available (at mutually agreeable times) to participate in such meetings.

        Miscellaneous. THIS BRIDGE COMMITMENT LETTER SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAW OF THE STATE OF NEW YORK, AND ANY RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY CLAIM, ACTION, SUIT OR PROCEEDING ARISING OUT OF OR CONTEMPLATED BY THIS COMMITMENT LETTER IS HEREBY WAIVED. YOU HEREBY SUBMIT TO THE NON EXCLUSIVE JURISDICTION OF THE FEDERAL AND NEW YORK STATE COURTS LOCATED IN THE CITY OF NEW YORK IN CONNECTION WITH ANY DISPUTE RELATED TO THIS COMMITMENT LETTER OR ANY MATTERS CONTEMPLATED HEREBY. This Bridge Commitment Letter embodies the entire agreement and understanding between you and the Lenders. The Bridge Commitment supersedes all prior agreements and understandings relating to the subject matter hereof. This Bridge Commitment Letter may be executed in any number of counterparts, each of which shall be an original, but all of which shall constitute one instrument.

        Each Lender reserves the right to employ the services of its affiliates (including, in the case of DB Cayman, DBSI and, in the case of BSCL, Bear Stearns and, in the case of JPMCB, JPMorgan) in providing services contemplated by this Bridge Commitment Letter and to allocate, in whole or in part, to its affiliates certain fees payable to such Lender in such manner as such Lender and its affiliates may agree in their sole discretion. You acknowledge that (i) each Lender may share with any of its affiliates (including, in the case of DB Cayman, DBSI and, in the case of BSCL, Bear Stearns and, in the case of JPMCB, JPMorgan) and such affiliates may share with such Lender (in each case, subject to any confidentiality agreements applicable thereto), any information related to you or your affiliates, Elk (including information relating to creditworthiness) or the Transaction, (ii) the Lenders and their affiliates may be providing debt financing, equity capital, financial advisory or other services (including financial advisory services to you, Elk and their respective affiliates) to other companies in respect of which you or Elk may have conflicting interests regarding the transactions described herein and otherwise and (iii) this Bridge Commitment Letter is not intended to create a fiduciary relationship among the parties hereto.

[The remainder of this page left intentionally blank]

4

        This Bridge Commitment Letter is furnished for your benefit, and may not be relied upon by any other person or entity. Except as otherwise agreed in writing between us, you agree that this Bridge Commitment Letter is for your confidential use only and that neither its existence nor the terms hereof will be disclosed by you to any person other than your officers, directors, employees, accountants, attorneys and other advisors, and then only on a "need to know" basis in connection with the transactions contemplated hereby and on a confidential basis. Notwithstanding the foregoing, following your acceptance of the provisions hereof and your return of an executed counterpart of this Bridge Commitment Letter to us as provided below, (i) you shall be permitted to furnish a copy hereof to Elk and its advisors in connection with the proposed Acquisition, (ii) you may make public disclosure of the existence and amount of the commitments hereunder and of the identity of the Lenders, (iii) you may file a copy of this Bridge Commitment Letter in any public record in which it is required by law to be filed and (iv) you may make such other public disclosure of the terms and conditions hereof as, and to the extent, you believe in good faith, after consulting with counsel, is required by law or in connection with complying with a court order. Except as otherwise required by law or unless the Lenders have otherwise consented, you are not authorized prior to your acceptance of this Bridge Commitment Letter as provided below to show or circulate this Bridge Commitment Letter to any other person or entity (other than your legal or financial advisors in connection with your evaluation hereof).

        If you are in agreement with the foregoing, please sign and return to the Lenders the enclosed copy of this Bridge Commitment Letter no later than 5:00 p.m., New York time, on January 31, 2007, whereupon the undertakings of the parties shall become effective to the extent and in the manner provided hereby. This offer shall terminate if not so accepted by you on or prior to that time.

Very truly yours,
DEUTSCHE BANK AG CAYMAN ISLANDS BRANCH
By:	/s/ ALBERT FISCHETTI Name: Albert Fischetti Title: Director
By:	/s/ STEPHEN CAYER Name: Stephen Cayer Title: Director

5

BEAR STEARNS CORPORATE LENDING INC.
By:	/s/ LAWRENCE B. ALLETTO Name: Lawrence B. Alletto Title: Vice President

6

JPMORGAN CHASE BANK, N.A.
By:	/s/ THOMAS H. KOZLARK Name: Thomas H. Kozlark Title: Vice President

7

Accepted and Agreed to as of the date first above written:

BUILDING MATERIALS CORPORATION OF AMERICA
By:	/s/ JOHN M. MAITNER Name: John M. Maitner Title: Vice President and Treasurer
BMCA ACQUISITION INC.
By:	/s/ JOHN M. MAITNER Name: John M. Maitner Title: Vice President and Treasurer
BMCA ACQUISITION SUB INC.
By:	/s/ JOHN M. MAITNER Name: John M. Maitner Title: Vice President and Treasurer

8

EXHIBIT A

Bridge Loan and Term Loan Facility
Summary Term Sheetb

Borrower:	Building Materials Corporation of America ("BMCA"), BMCA Acquisition Inc. and BMCA Acquisition Sub Inc. (collectively, the "Borrower").
Guarantors:
All obligations under the Bridge Loan shall be unconditionally guaranteed on a senior basis by each of BMCA's subsidiaries that guarantee or are borrowers under the Bank Financing (collectively, the "Guarantors").
Lenders:	Deutsche Bank AG Cayman Islands Branch, Bear Stearns Corporate Lending Inc. and JPMorgan Chase Bank, N.A.
Administrative Agent:	Deutsche Bank AG Cayman Islands Branch (or a designee thereof)
Amount:	$325 million senior secured bridge loan (the "Bridge Loan").
Maturity:
Any outstanding amount under the Bridge Loan will be required to be repaid in full on the earlier of (a) one year following the initial funding date of the Bridge Loan and (b) the closing date of any permanent financing; provided, however, that if the Borrower has failed to raise permanent financing before the date set forth in (a) above, the Bridge Loan shall be converted, subject to the conditions outlined under "Conditions to Conversion of the Bridge Loan", to a senior term loan facility (the "Term Loan") with a maturity of eight years after the Closing Date; provided, further, however, that the Borrower shall pay to the Lenders on the Conversion Date (as defined below), a conversion cash fee equal to 1.75% of the principal amount of the Term Loan then outstanding (the "Conversion Fee"), subject to the Conversion Fee Rebate (as defined below).

b
Capitalized terms used herein and not defined herein shall have the meanings provided in the bridge commitment letter to which this summary term sheet is attached.

The Conversion Fee Rebate shall mean the obligation of the Lenders to rebate the Applicable Percentage of the Conversion Fee to the extent the Term Loan is repaid in full with the proceeds of Debt Securities within the time frames set forth below after the repayment thereof (it being agreed that if the Bridge Loan is partially repaid, such rebates will be reduced pro rata to the portion of the Term Loan so repaid):
Number of Days	Applicable Percentage
0-90	75%
91-150	50%
151-210	25%
Thereafter	0%
Commitments, Funding and Other Fees:
(i) a cash fee of 0.50% of the total amount committed shall be earned by the Lenders, to be allocated pro rata between the Lenders based on their respective commitments, upon execution of the Bridge Commitment Letter and be due and payable upon the Closing Date (it being understood that no fee is payable under this clause (i) if the Closing Date does not occur); and (ii) on the date of funding of the Bridge Loan (the "Funding Date"), the Borrower shall pay a cash fee (the "Funding Fee") to the Lenders, to be allocated pro rata between the Lenders based on their respective commitments, equal to 1.25% of the aggregate principal amount of the Bridge Loan funded on the Funding Date, subject to the Funding Fee Rebate (as defined below).

The Funding Fee Rebate shall mean the obligation of the Lenders to rebate the Applicable Percentage of the Funding Fee to the extent the Bridge Loan is repaid in full with the proceeds of Debt Securities within the time frames set forth below after the repayment thereof (it being agreed that if the Bridge Loan is partially repaid, such rebates will be reduced pro rata to the portion of the Bridge Loan so repaid):

Number of Days	Applicable Percentage
0-30	100%
31-90	75%
91-150	50%
151-210	25%
Thereafter	0%
Use of Proceeds:	To fund in part the Tender Offer and the Refinancing and to pay related fees and expenses.
Interest Rate:
The Bridge Loan and the Term Loan, as applicable, shall bear interest, reset monthly, at the rate of the three month LIBOR plus 4.25% per annum (the "Interest Rate") and such spread (the "Spread") over LIBOR shall automatically increase by 0.5% on the three (3) month anniversary of the Closing Date and for each period of three months (or portion thereof) thereafter that the Bridge Loan or the Term Loan, as the case may be, is outstanding; provided, however, that the interest rate determined in accordance with the foregoing shall not exceed 11.25% per annum (the "Fixed Rate") at any time. At any time on or after the date the Borrower converts the Bridge Loan to the Term Loan (the "Conversion Date"), the Term Loan shall initially bear interest rate per annum equal to the interest rate per annum then in effect with respect to the Bridge Loan.

Interest on the Bridge Loan and the Term Loan shall be payable on a quarterly basis; provided, however, that at such time as the Term Loan bears interest at the Fixed Rate, interest shall be payable on a semi annual basis.

Security:
All amounts owing in respect of the Bridge Loan and the Term Loan will be secured by a perfected second priority security interest (subject to permitted liens) in all of the assets and property which constitute collateral for the Term Loan Facility and a perfected third priority security interest (subject to permitted liens) in all of the assets and property which constitute collateral for the Revolving Credit Facility. To the extent applicable, the liens securing the Bridge Loan and the Term Loan will be junior and subordinate to the liens securing the Revolving Credit Facility, the Term Loan Facility and BMCA's 7.75% Notes due 2014 (the "2014 Notes") and BMCA's untendered 8% Notes due 2007 and 2008. The priority of the security interests in the collateral and related creditors' rights will be set forth in an intercreditor agreement in form and substance satisfactory to the Borrower, the Administrative Agent under the Revolving Credit Facility, the Administrative Agent under the Term Loan Facility, the Lenders and the trustee under the indenture governing the 2014 Notes (the "2014 Indenture"). The intercreditor agreement will contain, among other things, customary agreements between the holders of the obligations under the Revolving Credit Facility, the Term Loan Facility, the 2014 Notes and the Lenders with respect to (i) the subordination of the liens securing the Bridge Loan, the Term Loan, (ii) the respective rights of the holders of obligations under the Revolving Credit Facility, the Term Loan Facility and the 2014 Notes to control the enforcement of remedies with respect to collateral, subject to a standstill period as may be mutually agreed, and to control the release of collateral, (iii) the agreement of the Lenders to hold in trust and turnover to the holders of the obligations under the Revolving Credit Facility, the Term Loan Facility and the 2014 Notes proceeds received from collateral and (iv) the agreement of the Lenders not to oppose certain uses of cash collateral or DIP financings unless the holders of obligations under the Revolving Credit Facility and under the Term Loan Facility have opposed such uses of cash collateral or DIP financings.
Ranking:
The obligations of the Borrower and the Guarantors under the Bridge Loan will be senior obligations of the Borrower and the Guarantors and will rank (i) equal in right of payment to all senior indebtedness of the Borrower or such Guarantor, as the case may be, and (ii) senior to any subordinated indebtedness of the Borrower or such Guarantor, as the case may be.

Optional Prepayment:
The Borrower may prepay the Bridge Loan or the Term Loan, in whole or in part, at any time at a redemption price equal to 100% of the principal amount thereof plus accrued interest thereon; provided, however, that to the extent the Bridge Loan is refinanced other than with the proceeds of Debt Securities, the Lenders shall be entitled to a redemption fee equal to 1.75% of the principal amount of the Bridge Loan so refinanced; provided, further, that at such time as the Term Loan bears interest at the Fixed Rate, the Term Loan shall be subject to redemption restrictions and premiums typical for high yield debt securities. No such optional prepayment shall be made without the consent of the Lenders, unless all amounts owing are paid in full.
Mandatory Prepayment:
Net proceeds of sales of debt securities or equity securities, in a public offering or private placement by the Borrower or any of its subsidiaries, and the net proceeds of asset sales shall be used to prepay the Bridge Loan plus accrued interest and any other amount payable thereunder to the full extent of the net proceeds so received to the extent such net proceeds are not required to retire the Bank Financing or any replacement or refinancing thereof. The Borrower will be required to make an offer to purchase all notes outstanding under the Bridge Loan or the Term Loan, as the case may be, upon the occurrence of a Change of Control (to be defined) in a manner reasonably acceptable to the Lenders and the Borrower.
Participation/Assignment or Syndication:
The Lenders may participate out or sell or assign, or syndicate to other lenders, the Bridge Loan or the Term Loan, in whole or in part, at any time, subject to compliance with applicable securities laws.

Conditions to Conversion of the Bridge Loan:
One year after the Funding Date of any portion of the Bridge Loan, unless (A) the Borrower or any significant subsidiary thereof is subject to a bankruptcy or other insolvency proceeding, (B) there exists a payment default (whether or not matured) with respect to the Bridge Loan or the Conversion Fee or (C) there exists a default in the payment when due at final maturity of any indebtedness (excluding the indebtedness under the Bridge Loan) of the Borrower or any of its subsidiaries in excess of an amount as may be mutually agreed upon for any such default or all such defaults, or the maturity of such indebtedness shall have been accelerated, the Bridge Loan shall convert into the Term Loan; provided, however, that if an event described in clause (B) or (C) is continuing at the scheduled Conversion Date but the applicable grace period, if any, set forth in the events of default provision of the Bridge Loan has not expired, the Conversion Date shall be deferred until the earlier to occur of (i) the cure of such event or (ii) the expiration of any applicable grace period.
Debt Security Exchange:
The Lenders may at any time after the Conversion Date require that the Borrower exchange the Term Loan for long term notes which shall bear interest at the Fixed Rate, determined at such time, shall not be prepayable (subject to customary provisions relating to equity claw-back of up to 35%) for three years from the Conversion Date and shall have such other similar terms and conditions as contained in the 2014 Indenture (with such additional carve-outs, exceptions and increased baskets as may be mutually agreed) and shall provide customary registration rights, including, without limitation, a registered exchange offer or, if not permitted by applicable law to effect an exchange offer, demand registrations.
Covenants:
The Financing Documentation are expected to contain substantially the same affirmative and negative covenants as those in the 2014 Indenture (with carve-outs as provided in such indenture and with such other carve outs, exceptions and increased baskets as may be mutually agreed). Further, during the term of the Bridge Loan, it is expected that the covenants will be more restrictive than the covenants applicable to the Term Loan and will include additional prohibitive covenants relating to asset sales, certain acquisitions, certain debt incurrences and certain other corporate transactions as are customary for such financings.
Representations and Warranties:	Substantially the same as provided in the Term Loan Facility.
Conditions Precedent:	As set forth in Section 3 of the Bridge Commitment Letter.

Events of Default:
Substantially the same as provided in the 2014 Indenture, subject to, in certain cases, notice and grace provisions as provided in the 2014 Indenture and additional notice and grace provisions as may be mutually agreed.
Governing Law and Forum:	The State of New York.
Indemnification and Expense Reimbursement:	Customary for transactions of this type.

Annex I

        In connection with the Bridge Commitment Letter to which this Annex I is attached (the "Agreement"):

        You hereby agree to indemnify and hold harmless each Lender and each entity to which such Lender syndicates or assigns any portion of its commitment under the Agreement pursuant to Section 8 of the Agreement and their respective affiliates and their respective directors, officers, partners, employees, agents, representatives and control persons (collectively, the "Indemnified Persons") from and against any losses, claims, damages, liabilities or expenses incurred by them (including reasonable fees and disbursements of counsel) which (i) are related to or arise out of (A) actions taken or omitted to be taken (including any untrue statements made or any statements omitted to be made) by you or (B) actions taken or omitted to be taken by an Indemnified Person with your consent or in conformity with your actions or omissions or (ii) are otherwise related to or arise out of or in connection with, in each case, the proposed transactions giving rise to or contemplated by the Agreement, including modifications or future additions to the Agreement, or execution of letter agreements or other related activities, and to promptly reimburse each Lender and any other Indemnified Person for all expenses (including reasonable fees and disbursements of counsel) as incurred by such Lender or any such Indemnified Person in connection with investigating, preparing or defending any such action or claim, whether or not in connection with pending or threatened litigation in which such Lender or any other Indemnified Person is a party. You will not, however, be responsible for any losses, claims, damages, liabilities or expenses of any Indemnified Person pursuant to clause (ii) of the preceding sentence to the extent the same resulted from the gross negligence, bad faith or willful misconduct of such Indemnified Person (as determined by a proceeding in a court of competent jurisdiction). You also agree that if any indemnification sought by an Indemnified Person pursuant to the Agreement is unavailable or insufficient, for any reason, to hold harmless the Indemnified Persons in respect of any losses, claims, damages or liabilities (or actions in respect thereof), then (whether or not such Lender is the Indemnified Person) you and such Lender, in order to provide for just and equitable contribution, shall contribute to the amount paid or payable by such Indemnified Person as a result of such losses, claims, liabilities, damages and expenses (or actions in respect thereof) in such proportion as is appropriate to reflect (i) the relative benefits received by you on the one hand and such Lender and the Indemnified Person on the other hand from the actual or proposed transactions giving rise to or contemplated by the Agreement or (ii) if the allocation provided by the foregoing clause (i) is not permitted by applicable law, not only such relative benefits but also the relative fault of you on the one hand and such Lender and the Indemnified Person on the other, in connection with the statements or omissions or alleged statements or omissions that resulted in such losses, claims, damages, liabilities or expenses (or actions in respect thereof), as well as any other relevant equitable considerations; provided that in any event the aggregate contribution of such Lender and the other Indemnified Persons to all losses, claims, damages, liabilities and expenses with respect to which contributions are avail able hereunder will not exceed the amount of fees actually received by such Lender from you pursuant to the proposed transactions giving rise to the Agreement. For purposes of determining the relative benefits to you on the one hand, and such Lender on the other, under the proposed transactions giving rise to or contemplated by the Agreement, such benefits shall be deemed to be in the same proportion as (i) the total value paid or proposed to be paid by you pursuant to the transactions, whether or not consummated, for which such Lender is providing services as provided in the Agreement bears to (ii) the fees paid or proposed to be paid by you or on your behalf to such Lender in connection with the proposed transactions giving rise to or contemplated by the Agreement. The relative fault of the parties shall be determined by reference to, among other things, whether the actions taken or omitted to be taken in connection with the proposed transactions contemplated by the Agreement (including any untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact) relates to information supplied by you on the one hand, or such Lender on the other, the parties' relative intent, knowledge, access to information and opportunity to correct or prevent such action, statement or omission or alleged statement or omission, and any other equitable considerations appropriate in the circumstances. No person found liable for a fraudulent misrepresentation shall be entitled to contribution from any person who is not also found liable for such fraudulent misrepresentation; Your indemnity, reimbursement and contribution obligations under this agreement shall be in addition to any rights that the Lenders or any other Indemnified Person may have at common law or otherwise.

        If any action, suit, proceeding or investigation is commenced, as to which an Indemnified Person proposes to demand indemnification, it shall notify you with reasonable promptness; provided, however, that any failure by such Indemnified Person to notify you shall not relieve you from your obligations hereunder (except to the extent that you are materially prejudiced by such failure to promptly notify).

        No Indemnified Person shall be responsible or liable to you or any other person for consequential, special or punitive damages which may be alleged as a result of the Agreement or the financing contemplated thereby. You hereby consent to personal jurisdiction and service and venue in any court in which any claim which is subject to this agreement is brought against either Lender or any other Indemnified Person. This agreement may not be amended or modified except in writing. THIS AGREEMENT SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK. ANY RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY CLAIM, ACTION, SUIT OR PROCEEDING ARISING OUT OF OR CONTEMPLATED BY THIS AGREEMENT IS HEREBY WAIVED. YOU HEREBY SUBMIT TO THE NON EXCLUSIVE JURISDICTION OF THE FEDERAL AND NEW YORK STATE COURTS LOCATED IN THE CITY OF NEW YORK IN CONNECTION WITH ANY DISPUTE RELATED TO THIS AGREEMENT OR ANY MATTERS CONTEMPLATED HEREBY.

QuickLinks

Bridge Loan and Term Loan Facility Summary Term Sheet b